June 29, 2001

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


Re:      Strong Balanced Stock Fund, Inc.- File No. 333-38129
         Request for Withdrawal of Amendment to Registration Statement CIK No. - 0001047785


Dear Sir or Madam:

On June 29, 2001, the Registrant inadvertently filed an amendment to the registration statement pursuant to Rule 497 (Accession Number:
0000840519-01-500079). The Registrant intended to file the Amendment pursuant to Rule 485b.

The  Registrant  requests  a  withdrawal  of the  amendment  (Accession  Number:
0000840519-01-500079) pursuant to Rule 477(a) under the Securities Act of 1933.


                                                    Sincerely,


                                                    /s/ Susan A. Hollister
                                                    Susan A. Hollister
                                                    Associate Counsel